UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549
                                                       -------------------------
                   FORM N-17f-2                              OMB APPROVAL
                                                       -------------------------
Certificate of Accounting of Securities and Similar    OMB Number:     3235-0360
           Investments in the Custody of               Expires:    July 31, 2003
          Management Investment Companies              Estimated average burden
                                                       hours per response...0.15
     Pursuant to Rule 17f-2 [17 CFR 270.17f-2]         -------------------------

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
1.  Investment Company Act File Number:                                           Date examination completed:

811-9104                                                                          FEBRUARY 27, 2002
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2.  State identification Number:

      ----------------------------------------------------------------------------------------------------------------
      AL                 AK                 AZ                 AR                 CA                CO
      ----------------------------------------------------------------------------------------------------------------
      CT                 DE                 DC                 FL                 GA                HI
      ----------------------------------------------------------------------------------------------------------------
      ID                 IL                 IN                 IA                 KS                KY
      ----------------------------------------------------------------------------------------------------------------
      LA                 ME                 MD                 MA                 MI                MN
      ----------------------------------------------------------------------------------------------------------------
      MS                 MO                 MT                 NE                 NV                NH
      ----------------------------------------------------------------------------------------------------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ----------------------------------------------------------------------------------------------------------------
      OK                 OR                 PA                 RI                 SC                SD
      ----------------------------------------------------------------------------------------------------------------
      TN                 TX                 UT                 VT                 VA                WA
      ----------------------------------------------------------------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
      ----------------------------------------------------------------------------------------------------------------
      Other (specify):
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3.  Exact name of investment company as specified in registration statement:

       WHITEROCK PORTFOLIO INVESTORS, L.L.C.
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4.  Address of principal executive office (number, street, city, state, zip code)

       825 N.E. MULTNOMAH, SUITE 1600 PORTLAND, OR 97232-4116
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

       THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                                                                SEC 2198 (11-00)

PRICEWATERHOUSECOOPERS [LOGO]

                   [Letterhead of PricewaterhouseCoopers LLP]

                        Report of Independent Accountants

To the Board of Managers of
WhiteRock Portfolio Investors, L.L.C:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about WhiteRock Portfolio Investors, L.L.C.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2001, and with respect to agreement of security purchases and sales, for the period from September 30, 2001 (the date of our last examination), through December 31, 2001:

- Confirmation of all cash held by the JP Morgan Chase Bank in the name of the Company;

- Physical inspection of the partnership agreements and any amendments thereto of Lone Star Opportunity Fund, L.P and Brazos Fund, L.P to determine the investment percentage of the Company in these partnerships.

- Confirmation of the Company's ownership percentage in Lone Star Opportunity Fund, L.P and Brazos Fund, L.P with the general partner of each fund who is responsible for maintaining the books and records of each fund;

-     Reconciliation of all such securities to the Company's books and records.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

PRICEWATERHOUSECOOPERS [LOGO]

In our opinion, management's assertion that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Managers, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP

February 27, 2002

                                                                       Exhibit A

                     WHITEROCK PORTFOLIO INVESTORS, L.L.C.
                       600 North Pearl Street, Suite 1500
                              Dallas, Texas 75201

                                27 February 2002

      Re: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

      We, as members of management of WhiteRock Portfolio Investors, L.L.C. (the "Company"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2001, and from September 30, 2001 through December 31, 2001.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001, and from September 30, 2001 through December 31, 2001 with respect to securities reflected in the investment account of the Company.

                                      WhiteRock Portfolio Investors, L.L.C.


                                      By:       /s/ Steven R. Shearer
                                         ---------------------------------------
                                                Steven R. Shearer
                                                President